Confidential Treatment Requested
by Omthera Pharmaceuticals, Inc.

OMTH-0001

Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

March 27, 2013

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Omthera Pharmaceuticals, Inc.

707 State Road

Princeton, NJ 08540

Attn:  Gerald L. Wisler, President and Chief Executive Officer

Telephone:  (908) 741-4399

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.  INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.
Washington, D.C. 20549

Attention:      Jeffrey P. Riedler

Re:	Omthera Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed on March 11, 2013
File No. 333-187153

Dear Mr. Riedler:

Rule 83 Confidential Treatment Request by Omthera Pharmaceuticals, Inc.

This letter is being supplementally furnished on behalf of Omthera Pharmaceuticals, Inc., a Delaware corporation (the “Company”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-187153) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on March 11, 2013.  To assist the staff of the Division of Corporation Finance (the “Staff”) in its evaluation of stock compensation and certain other matters, the Company advises the Staff that, after consultation with the underwriters based on information currently available and current market conditions, the Company currently estimates a price range of $[***] to $[***] per share for the initial public offering of the Company’s Common Stock, $0.001 par value per share (which is referred to in the Registration Statement as the Company’s “common stock”).  This per share price range does not reflect or give effect to a currently proposed [***]-for-[***] reverse split of the Company’s common stock, which is expected to be effected prior to the offering and which the Company expects to reflect in the preliminary prospectus prior to the commencement of the roadshow.  For clarity, the Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering and the Company has not yet conclusively determined the size or ratio of the split of the common stock referred to above.  We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, including a price range of no more than $2.00.

Omthera Pharmaceuticals, Inc. respectfully requests that the information contained in the paragraph above be treated as confidential information and that the Commission provide timely notice to Gerald L. Wisler, President and Chief Executive Officer, Omthera Pharmaceuticals, Inc., 707 State Road, Princeton, NJ 08540, before it permits any disclosure of the bracketed information in this letter.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations.  Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement.  The Company respectfully requests that the Staff return this letter to us pursuant to Rule 418 of the Securities Act of 1933, once the Staff has completed its review.  We have provided a self-addressed stamped envelope for this purpose.  Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

*******

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1346.

Sincerely,

/s/ Edward A. King

Edward A. King

cc:	Gerald L. Wisler, President and Chief Executive Officer, Omthera Pharmaceuticals, Inc.
Christian S. Schade, Chief Financial Officer, Omthera Pharmaceuticals, Inc.
Kingsley L. Taft, Esq., Goodwin Procter LLP
Gregory P. Rodgers, Esq., Latham & Watkins LLP